FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated May 12, 2003 (Videotron ltee).

PRESS RELEASE

For immediate release

Agreement Signed by Videotron and Alentron, a Subsidiary of
Entourage Technology Solutions Inc.

Montreal, May 12, 2003 - Alentron, a subsidiary of Entourage Technology Solutions Inc., and Videotron ltee announced that they have concluded an agreement relating to the termination of the services contract they had entered into in May 2002. The agreement provides for, among other things, the return to Videotron of all the managers and unionized employees transferred to Alentron as part of the sale of the related business made concurrently with the execution of the services contract.

Both parties are satisfied with the agreement. Alentron and Videotron have agreed not to comment further on the terms and conditions of the agreement.

Entourage Technology Solutions Inc.

Entourage Technology Solutions Inc. is a full-service telecommunication network, installation, repair and project management company. Founded in 1996, Entourage has become one of the largest telecommunication field services companies in Canada, with a strong presence in Quebec and Ontario. The Company’s growth has come through new services (and new divisions) such as SystM™ Electrical and Communication Services Inc. offering cabling and electrical solutions, SystM™ Technology Deployment Services Inc. installing IS/IT equipment, networks and technology deployment and Alentron™ for all field services in cable distribution.

Videotron ltee

Videotron ltee, a wholly-owned subsidiary of Quebecor Media inc., is an integrated communications company active in cable television, interactive multimedia development and Internet access services. Videotron is a leader in new technologies, thanks to illico, its interactive television system and its high-bandwidth network allowing it to offer, among other services, high-speed cable Internet access, analog and digital TV services. In Quebec, Videotron serves 1,433,000 million cable customers; more than 195,000 also subscribe to interactive TV on its digital service illico. Videotron is also the leader in high-speed cable Internet access throughout Quebec, with more than 372,189 Internet customers by cable modem and dial-up modem.

Sources :

Jean-Paul Galarneau General Manager, Communications Videotron ltee (514) 380-7383 Cell : (514) 824-0001 galarnej@videotron.ca	Chantal Losier Vice-President, Human Resources and Communications Entourage Solutions technologiques (450) 619-2225 closier@entourage.ca Page 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. /s/ Louis Saint-Arnaud —————————————————
By:	Louis Saint-Arnaud Vice-President, Legal Affairs and Secretary

Date: May 20, 2003